EXHIBIT 99.5
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Rio Tinto approves new solar plant to power Kennecott
13 November 2024
SALT LAKE CITY, Utah--(BUSINESS WIRE)-- Rio Tinto has approved construction of a new 25-
megawatt solar plant at its Kennecott copper operation in Utah, bringing the mine’s total solar capacity to 30MW.
The new solar plant will be located next to Kennecott’s existing 5MW solar plant, which was completed in 2023. Together, the two solar plants will reduce Kennecott’s Scope 2 emissions by approximately 6%, or 21,000 tons of carbon dioxide equivalent per year. This is equivalent to removing around 5,000 gas-powered passenger cars from the road.
Construction of the 25MW solar plant is expected to be completed next year and create short-term employment opportunities for up to 100 laborers, as well as a small number of long-term operations and maintenance roles. Bechtel Corporation will design and manage construction of the plant.
Kennecott, which already has one of the lowest carbon footprints of any copper producer in the
U.S., has reduced its carbon footprint more than 80% since 2018 through initiatives such as closing its coal-powered power plant, building a 5MW solar farm, transitioning the mining fleet to renewable diesel, and using battery electric vehicles in underground mining.
Rio Tinto Kennecott Managing Director Nate Foster said: “Expanding our solar farm is the latest step in our journey to reduce our carbon footprint. Together with other measures we’ve taken, such as closing a coal-fired power plant, deploying battery electric vehicles underground, and our recent transition to renewable diesel, we have reduced our emissions by millions of tons over the past few years.
“We’re demonstrating every day that sustainable practices and resource production can go hand-
in-hand to benefit our company as well as our community.”
The 210-acre solar array will include more than 71,000 panels, which contain tellurium produced by Kennecott, a byproduct of mining and refining copper. In 2022, Kennecott became one of only two U.S. producers of this critical mineral. Both copper and tellurium are vital components of photovoltaic solar panels.
Notes to editors
Rio Tinto has committed to reducing its Scope 1 and 2 emissions by 50% by 2030, on the way to net zero by 2050. While 72% of the electricity the company uses comes from renewable sources, our current focus is on replacing electricity generated from gas and coal with solutions like solar
PV, wind, and other renewable technologies. This shift will significantly reduce emissions across our mines, processing plants, and supporting infrastructure, and enable lower generation costs than fossil fuel alternatives.
View source version on businesswire.com: https://www.businesswire.com/news/
home/20241112065736/en/
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